Exhibit 99.1

Eros International reinforces positive business fundamentals and provides detailed response to strongly refute anonymous allegations

London, UK, November 2, 2015 – Eros International Plc (NYSE: EROS) (“Eros” or “the Company”), a leading global company in the Indian film entertainment industry, today provided a detailed response to the anonymous campaign that is spreading false and malicious information about the Company to negatively impact the Company’s stock price. Eros offered the following statement:

“In the past two weeks, there has been a vicious campaign to damage the credibility of Eros International by spreading false rumors and misinformation regarding its business with an objective to create panic amongst the investor community. No new facts about the Company have come to light since the filing of the FY2015 financials or its Q1 FY2016 financials at which time the market sentiment was extremely positive.”

The Company added:

“We are confident in our business fundamentals and we will be announcing our Q2 FY2016 results in the first half of November. Our credibility and reputation are of paramount importance. Our Audit Committee has engaged the U.S. law firm Skadden, Arps, Slate, Meagher & Flom LLP to conduct an independent internal review and also to advise us on related matters.

Let us now address the principal allegations, the Company’s receivables and the ErosNow registered users, which we believe are the two most material points for our long-term shareholders.

a)	Increase in receivables

The Company’s revenues from FY2014 to FY2015 increased by 20.7% (from $235 million in FY2014 to $284.2 million in FY2015). On its own, this increase in revenues accounts for approximately $50 million of the overall increase in receivables. Additionally, in FY2015 the Company disclosed that it had renegotiated and given extended payment terms to customers amounting to $31.2 million of receivables. The increase in revenues combined with receivables having extended payment terms, substantially explains the jump in overall receivables from FY2014 to FY2015. As at March 31, 2015, $6 million of the Company’s total receivables were over twelve months old and $160.5 million of receivables (including $31.2 million of renegotiated contracts) were not due. Detailed disclosure as of FY2015 on receivables is covered on page F-27 of the Company’s most recent Form 20F.

The Company’s accounting principles are in line with IFRS as issued by the IASB. The Company’s receivables balance is expected to be approximately 50-55% of revenues by end of FY2016, which is in line with other global content companies.

The Company’s library and new releases bundled together generates significant revenues and for many years the Company has been contracting with customers around the world for licensing of its’ content. The Company’s UAE subsidiary owns all the international rights to its library. As demand for Indian film content increases in geographies outside of India, the Company has increased its revenues in these new markets and done so in a profitable and consistent manner. A corner stone strategy that has propelled the Company’s dominance in international markets including Japan, Taiwan, South Korea, Russia, Africa, Poland and Indonesia has been to create preferred partnerships with select parties. Once a partner has demonstrated consistent, profitable results in a market, the Company will extend preferred payment terms as an incentive and retention plan.

Many sub-distributors exploiting Indian content in international territories have companies set up in UAE, British Virgin Islands or similar tax-friendly jurisdictions. The geographic reported revenue in accordance with IFRS as per company or customer domicile does not always represent the end market where the content is being consumed. Having given context to the definition of “UAE Receivables” as reported, note that India revenues from its international subsidiaries would be reported as Rest of the World revenues. If India has licensed any rights to its parent, the Company’s UAE subsidiary, which in turn has exploited it with any third party, the Company would report it as Rest of the World revenues and within that UAE if applicable.

The reported geographical segment revenue shows that India contributes just under 40% of the total revenues in FY2015. If we attribute a percentage of the reported revenues for the rest of the world to India as is the case, then contribution from India translates to at least 50% to 55% of Eros International’s total revenues. The increase is explained by the growth in revenues from new releases and library monetization by increasing sales to existing customers as well as increase in new customers in new and existing markets and debtor days increasing due to overdue and not due receivables, which the Company is on track to collect as per contractual terms during this financial year.

The Company’s target is to bring the overall receivables down from $209 million as of FY2015 to $150-$160 million by the end of FY2016 and bring the DSO days from 260 days to 175 days by the end of FY2016.

b)	Amortization of content

Content is at the core of the Company’s business and its content amortization policy, the Company believes that it’s content amortization policy is just as conservative as its US peers, despite the fact that the Indian film entertainment has a much longer “tail” of revenues. The Indian media and entertainment sector is growing rapidly (14% CAGR expected through 2019) driven by new distribution platforms - traditional and digital, and new international markets every passing year, unlike the mature US market. Library revenues generally account for at least 20-25% of the Company’s revenues each year and television and other rights licensing contribute to this significantly. Accordingly, to consider these rights worthless, after just a year of release, reflects ignorance and gross misunderstanding not just about the Company but the industry as a whole. The Company follows International Financial Reporting Standards (IFRS) as issued by IASB whereas its U.S. peers may follow U.S.GAAP. The U.S. peers amortize content as per Income Forecast or Film Ultimate Method up to 10 years after the initial theatrical release, the same period over which the Company amortizes its new releases on a stepped method taking into account historic and future expected performance of its films. Some of the U.S. peers carry the value of their library films over 20 years whereas Eros conservatively amortizes library films also over 10 years on a straight line basis.

Given the amount of pre-sales Eros is able to capture before a film is released and the more modest budgets and advertising costs associated with its films compared to Hollywood, the Company has very little exposure to “flops” which are more common in Hollywood and result in large write-offs by the studios. Furthermore, Eros reviews film and content rights for indications of impairment in accordance with IAS 36 at least once a year. For more detailed narrative on all its Accounting policies refer Page F-10 to F-18 of the Company’s Form 20-F for FY 2015.

c)	Subsidiary financials

When Eros International Plc (the NYSE listed company) consolidates its subsidiary financials, it cancels out all inter-company transactions between the group companies and only reports the third party revenues, costs and profitability. Analyzing subsidiary financials in isolation can be extremely misleading. Eros believes that the Company has always maintained detailed and transparent disclosures. Indeed, through its Indian Group filings and US filings there is a large amount of disclosure information available much of which is being misinterpreted and misrepresented. UAE, British Virgin Islands and such other group companies as fully disclosed exist within the corporate structure in order for the Company to conduct its business with overall tax efficiency and as per applicable transfer pricing norms. Several Indian groups including multinationals have UAE, BVI and Mauritian entities within their structure due to favorable tax and withholding tax treaties between India and these respective jurisdictions.

d)	Capex increase, free cash flow and increasing debt

The amount the Company spends each year on content capex or investment in content is used to complete and release that current year’s film slate as well as to partially fund the release slate for the following two years, given the Company likes to maintain a two-year visibility of its slate.

In FY2010, Eros generated positive free cash flow of $ 32.7 million against a content capex of $82.2 million. Following the IPO of Eros’ Indian subsidiary’s, the Company accelerated the investment in content as it scaled the number and mix of global releases over the next two years and in FY2013 the total spend of $187.2 million was supported by the NYSE IPO proceeds. In FY2015, the Company completed a follow-on equity offering on the NYSE and raised further capital, pursuant to which Eros accelerated its investment in two year content slate and increased its mix of high and medium budget films as well as scaled its presence in regional languages such as Tamil and Telugu, the benefits from which is reflected in Eros market share. Additionally, FY2015 was a crucial year for the preparation of ErosNow for full launch and the $278.1 million spent in total in FY2015 also includes investment in content and other spending for ErosNow. Over the last three fiscal years, the Company has generated over $388 million in net cash from operating activities. The outlook for spend this year is $225 million and the Company believes it is on track to generate free cash flow by the end of FY2016.

The total net debt to adjusted EBITDA ratio of the Company was 1.59x as of FY2015 and therefore the Company is under-levered compared to many of its its U.S. peers and has no significant debt repayable in the next 12 months.

e)	Auditors

Grant Thornton India LLP is the auditor of Eros International Plc who performs the audit of the Company’s consolidated financial statements, which includes its subsidiaries, in accordance with the standards of Public Company Accounting Oversight Board (United States).

f)	Related party transactions and compensation packages of family members

The Company has disclosed all related party transactions with Next Gen films or any other entity/person in all its filings and as such all transactions are strictly at arm’s length. Any film projects brought to Eros by any related parties go through the same greenlighting process internally. In no way have any of these transactions improperly enriched the founder’s family personally.

As far as the compensation package of family members is concerned this is fully disclosed in all Eros filings (refer page 70 of the Form 20-F for the year FY2015) and is purely based on comparable compensation packages for those positions. Eros includes the entire worldwide employee list in its stock option plan and this has an impact on personnel and administration costs as well as due growth in the company with more people and offices to also expand ErosNow.

g)	The Eros Library

Eros has disclosed a detailed analysis of the library in all its filings. The reason the India library has less number of films compared to the overall library is because the Company began its business over three decades ago as an international distributor of Indian films and owns more international rights but over the last 10 years the rights aggregated are global in nature through co-production and acquisitions. More details of the Eros library are available on Page 33 of the Form 20F for the year FY2015.

h)	ErosNow

ErosNow has a unique content offering with movies, music, television shows and originals which is not offered by any of the other players and content ownership allows ErosNow to offer compelling windows to premiere premium content before television. This quarter ErosNow has launched its two tier premium pricing in India and single tier pricing internationally and will further launch a slew of compelling product features such as offline viewing through downloads instead of streaming, portability across devices, high definition, multi account within a family and has a monetization strategy in place for India and international. The Company believes that more credible players offering Over-The-Top services will only help grow the space.

The 30 million registered users reported by ErosNow as of 30th September 2015 are a combination of web, WAP and APP users. Due to the leverage it got from its acquisition of Techzone, a mobile value added services provider in India, a large part of ErosNow users are currently mobile users. The majority of the equity research analysts that cover the Company have not factored any meaningful revenues for ErosNow before FY2017, so the swing from a billion dollar valuation to zero valuation for that business within a span of few days is puzzling indeed. The Company has never claimed to be Netflix and its monetization model and Eros content ownership differentiates the Company from any other player. Eros is confident in being able to build a long term successful business model around ErosNow with a few million paying subscribers worldwide over a 3-5 year horizon that will contribute significantly to revenue and EBITDA in the long run.

Commenting on the erroneous accusations, the Company concluded:

“Eros will survive this attack and emerge a winner in the long run for many keys reasons including:

1.	The Company’s fundamentals are strong with successful track record spanning decades. The Company may be two years old on NYSE but its business is not a start-up.
2.	The Company has a dominant market share of the Indian box office worldwide. See below India Box Office for the top 15 films in 2015 where over 50% of the films are Eros films.
3.	The Company’s unique library of over 3,000 films is a key competitive advantage.
4.	The Company’s unparalleled global distribution network allows the Company to distribute our films in over 50 different countries curated in over 25 different languages.
5.	The Company’s online entertainment platform ErosNow is an attractive consumer proposition with already 30 million registered users worldwide in the backdrop of 860 million plus mobile subscribers and growing 4G and broadband user base in India.
6.	The Company’s strong under-levered balance sheet ensures we are well capitalized at all times.

The Company has released 8 out of the top 15 films of 2015 as well as 2 out of the Top 3 grossing films for the year. The Company wants to restore market confidence and leave the matters now in the capable hands of its legal advisors to take this to its logical legal conclusion. Once again, the Company sincerely thanks all its long-term shareholders who have stood solidly by them through this and its new shareholders who have seen the opportunity in this. The Company is now even more determined than ever to rise above this challenge and emerge winners.

Top Grossers 2015 - India
Rank	Film	Release Date	Gross ($ Mn)	Gross (INR Mn.)
1	Bajrangi Bhaijaan (Eros)	17-Jul-15	65.2	4241.3
2	Tanu Weds Manu Returns (Eros)	22-May-15	30.4	1978.6
3	ABCD 2	19-Jun-15	21.5	1397.3
4	Welcome Back (Eros)	04-Sep-15	20.2	1316.6
5	Gabbar Is Back (Eros Overseas)	01-May-15	17.9	1165.7
6	Baby	23-Jan-15	16.8	1095.3
7	Piku - Motion Se Hi Emotion	08-May-15	16.2	1053.1
8	Dil Dhadakne Do (Eros Overseas)	05-Jun-15	15.4	1001.2
9	Brothers	14-Aug-15	14.9	972.9
10	Drishyam	31-Jul-15	14.4	938.5
11	Phantom	28-Aug-15	10.9	712.4
12	Badlapur (Eros)	20-Feb-15	10.2	668.0
13	Roy	13-Feb-15	7.3	476.8
14	Tevar (Eros)	09-Jan-15	7.2	470.5
15	NH 10 (Eros)	13-Mar-15	6.3	411.7
Source: www.boxofficeindia.com

About Eros International Plc

Eros International Plc (NYSE: EROS) is a leading global company in the Indian film entertainment industry that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc became the first Indian media company to list on the New York Stock Exchange. Eros International has experience of over three decades in establishing a global platform for Indian cinema. The Company has an extensive and growing movie library comprising of over 3,000 films, which include Hindi, Tamil, and other regional language films for home entertainment distribution. The Company also owns the rapidly growing OTT platform ErosNow. For further information please visit: www.erosplc.com

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CONTACT:

Vanisha Dhimer

Eros International Plc

Investor Relations Manager

vanisha.dhimer@erosintl.com

+44 207 258 9894

Erica Bartsch

Sloane & Company

212-446-1875

ebartsch@sloanepr.com

SAFE HARBOUR STATEMENT:

"These materials contain statements that reflect Eros International PLC’s (the “Company”) beliefs and expectations about the future that constitute “forward – looking statements” as defined under U.S. federal securities laws. In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “forecasts”, “plans”, “prepares”, “projects” “anticipates”, “expects”, “intends”, “may”, “will” or “should” or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this presentation and include, but are not limited to, statements regarding the Company’s intentions, beliefs or current expectations concerning, among other things, the Company’s results of operations, financial condition, liquidity, prospects, growth, strategies, business development, the markets in which the Company operates, expected changes in the Company’s margins, certain cost or expense items as a percentage of the Company’s revenues, the Company’s relationships with theater operators and industry participants, the Company’s ability to source film content, the completion or release of the Company’s films and the popularity thereof, the Company’s ability to maintain and acquire rights to film content, the Company’s dependence on the Indian box office success of its films, the Company’s ability to recoup box office revenues, the Company’s ability to compete in the Indian film industry, the Company’s ability to protect its intellectual property rights and its ability to respond to technological changes, the Company’s contingent liabilities, general economic and political conditions in India and globally, including fiscal policy and regulatory changes in the Indian film industry and other factors discussed in the Company’s public filings. By their nature, forward-looking statements involve known and unknown risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as of the date they are made and are not guarantees of future performance and the actual results of the Company’s operations, financial condition and liquidity, and the development of the markets and the industry in which the Company operates may differ materially from those described in, or suggested by, the forward-looking statements contained in these materials.  The forward-looking statements in this presentation are made only as of the date hereof and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of current or future events or otherwise, except as required by law or applicable rules.  In addition, even if the results of operations, financial condition and liquidity, and the development of the markets and the industry in which the Company operates are consistent with the forward-looking statements contained in these materials, those results or developments may not be indicative of results or developments in subsequent periods. A number of factors, many of which are beyond the Company's control, could cause results and developments to differ materially from those expressed or implied by the forward-looking statements.

The Company has filed a form 20-F with the U.S. Securities and Exchange Commission, which includes (under the caption “Risk Factors”)  information concerning the factors that could cause the Company’s results to differ materially from those contained in the forward-looking statements. You may obtain a copy of this document by visiting EDGAR on the SEC website at www.sec.gov."